SECURITIES 04017761
Washington, D.C. 20549

OMB Number: 3235-0123 Expires: October 31, 2004 Estimated average burden hours per response.... 12.00

SEC FILE NUMBER
8-65795

ANNUAL AUDITED REPORT

FORM X-17A-5 (A)

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BI Investments, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 E. Main Street, 14th Floor
(No. and Street)

Richmond	Virginia	23219
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
MAR 3 0 2004
WASH. D.C. 181

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick Coltrane (804) 819-4733
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
APR 23 2004
THOMSON FINANCIAL

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

7200 Glen Forest Drive, Ste. 200	Richmond	Virginia	23226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant

FOR OFFICIAL USE ONLY

☐ Accountant not resident in United States or any of its possessions.

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Richard B. Coltrane, III**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BI Investments, LLC as of **December 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: **NONE**

Signature

Director of Finance
Title

Notary Public

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

BI INVESTMENTS

March 29, 2004

NASD
Philadelphia District Office
Donald K. Litteau
1835 Market Street
Suite 1900
Philadelphia, PA 19103-2929

MAR 3 0 2004
WASH. D.C.

Dear Mr. Litteau:

Thank you for your letter dated March 18, 2004. I apologize for not including an original signature on the Oath or Affirmation that was previously sent to you. Enclosed is the Oath or Affirmation with my original signature and notary seal.

Please do not hesitate to contact me if you have any questions.

Sincerely,

Richard B. Coltrane, III
Director of Finance
BI Investments, LLC

Enclosure: Form X-17A-5 Part III Facing Page and Oath or Affirmation

cc: SEC Headquarters
450 Fifth Street, NW
Washington, DC 20549

Mr. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
Mellon Independence Center
701 Market Street, Suite 2000
Philadelphia, PA 19106